PROGEN
                                                              INDUSTRIES LIMITED


                PROGEN GRANTED ANTI-ANGIOGENESIS ANTIBODY PATENT


BRISBANE  AUSTRALIA, WEDNESDAY OCTOBER 29, 2003, Progen Industries Limited (ASX:
PGL, Nasdaq: PGLAF) announced today that it has recently broadened its intellectual property position with the receipt of E.U. Patent No. 0669988. The patent entitled "Angiogenesis Inhibitory Antibodies" broadly covers antibody approaches to the inhibition of angiogenesis by directly inhibiting endothelial cell growth.

Angiogenesis is a critical step in cancer and is the process by which new blood vessels are formed to establish and grow tumors. Inhibiting angiogenesis can inhibit tumor growth and prolong life for cancer patients. This has recently been confirmed by Genentech's (NASDAQ: DNA) antibody, Avastin(R) that has demonstrated a survival benefit in patients with metastatic colorectal cancer, and is the subject of their recent Biologics License Application (BLA) filing with the U.S. Food and Drug Administration (FDA) for its eventual release to the market.

Progen's new patent grant broadens the company's intellectual property coverage in one of the most heavily researched areas - angiogenesis, and specifically the area of inhibiting endothelial cell growth. Endothelial cells form the walls of blood vessels, and their growth, or proliferation, is a key step in the process of providing blood supply to growing tumors. Progen claim in their patent a novel antibody-related approach to preventing endothelial cells forming these new blood vessels to feed tumors thereby inhibiting angiogenesis.

Robert Don PhD, Progen's Vice President for Research and Development commented, "Interest in therapeutic anti-angiogenic antibodies for the development of drugs has grown and was recently validated, so our patent covers a space in what is becoming an important area for drug development. Our lead drug PI-88 emerged from our related angiogenesis research program and Progen's drug discovery team continues to work on expanding our drug portfolio. This most recent patent grant completes coverage gained by patents issued in the United States (US5677181 & US5874081) and Australia (AU673865). It will complement our 6 patent families in the antiangiogenesis field with 26 granted patents and 17 patent applications."

Progen's lead small-molecule drug candidate, PI-88 also targets angiogenesis, in this case via the inhibition of several growth factors necessary for blood vessel growth, such as VEGF, FGF-1 and FGF-2, along with the enzyme heparanase. PI-88 is showing promise in a Phase I solid tumor trial as a single-agent, where one third of cancer patients treated to date have experienced stable disease over periods up to 27 months. All patients in this study have advanced or terminal stage disease where life expectancy is short and where all other effective therapy options are either not available or have failed.


ENDS


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KEYWORDS  - Progen, patent, intellectual property, cancer, PI-88, Phase I, Phase
II,  clinical  trials,  antiangiogenesis.

WEB LINKS TO RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:

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
Bonus options offered to shareholders            www.progen.com.au/news/latest_news.cfm?item=311.0
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Progen to manufacture Prima's Ph II drug         www.progen.com.au/news/latest_news.cfm?item=310.0
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Progen Secures Institutional Share Placement     www.progen.com.au/news/latest_news.cfm?item=308.0
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Good Financials Bolster Progen's Strategy        www.progen.com.au/news/latest_news.cfm?item=304.0
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PI-88 achieves Efficacy Endpoint Phase II Trial  www.progen.com.au/news/latest_news.cfm?item=299.0
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Funds received from Share Purchase Plan          www.progen.com.au/news/latest_news.cfm?item=298.0
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Encouraging sector news from ASCO                www.progen.com.au/news/latest_news.cfm?item=295.0
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Additional Results Support Trial Program         www.progen.com.au/news/latest_news.cfm?item=293.0
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PI-88 mode of action                             www.progen.com.au/researchdevelopment/pi-88.cfm
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Progen Industries Ltd.                           www.progen.com.au
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ABOUT  PROGEN:
Progen Industries Limited is an Australian based, globally focused biotechnology company  committed  to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of various diseases.

Progen's three key areas of expertise are:

     - CLINICAL DEVELOPMENT via a comprehensive clinical trials programme involving its two lead compounds - PI-88 and PI-166.
     - DRUG DISCOVERY projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
     - COMMERCIAL SERVICES including the manufacture of biopharmaceutical products to world-class standards and distribution of high technology consumable products for large multinational and biotechnology clients.


          CONTACTS:

          PROGEN INFORMATION:
          Sarah Meibusch                       Lewis Lee
          Business Development Manager         Managing Director
          Progen Industries Limited            Progen Industries Limited
          T:  61 7 3273 9100                   Ph: 61 7 3273 9100
          E: Sarah.Meibusch@progen.com.au
             ----------------------------

          PATIENT ENQUIRY LINE
          Tel: 0417 436 548
          Email: research@progen.com.au
                 ----------------------


This press release contains forward-looking statements that are based on current management expectations and prevailing market conditions. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


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